Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Zymeworks Inc. (“Zymeworks” or the “Company”)

1385 West 8th Avenue, Suite 540

Vancouver, BC, Canada

V6H 3V9

Item 2:	Date of Material Change

March 14, 2018

Item 3:	News Release

A news release announcing the material change was disseminated through the facilities of Business Wire on March 14, 2018, and a copy was filed on the Company’s profile at www.sedar.com.

Item 4:	Summary of Material Change

On March 14, 2018, Zymeworks announced that ZW49 is the first product candidate selected for clinical development utilizing the ZymeLink™ antibody-drug conjugate (ADC) platform, acquired as part of the Company’s 2016 acquisition of Kairos Therapeutics.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On March 14, 2018, Zymeworks announced that ZW49 is the first product candidate selected for clinical development utilizing the ZymeLink™ antibody-drug conjugate (ADC) platform, acquired as part of the Company’s 2016 acquisition of Kairos Therapeutics. ZW49 was developed by leveraging ZymeLink in combination with Zymeworks’ flagship Azymetric™ bispecific platform. The Company expects to file an Investigational New Drug (IND) application this year in order to begin clinical trials with ZW49 for patients with HER2-expressing cancers.

ZW49 is a novel bispecific ADC targeting two distinct domains of the HER2 receptor resulting in enhanced internalization and delivery of its proprietary ZymeLink cytotoxic payload. ADCs incorporating ZymeLink have demonstrated a greater therapeutic window (range of doses that are both efficacious and tolerable) in preclinical testing than those incorporating the commonly used ADC payloads DM1 or MMAE. As a result, ZW49 exhibited superior activity when assessed against other approved HER2-targeted therapies and Zymeworks’ previous internal ADC candidate, ZW33. Consequently, the Company will advance ZW49 in lieu of ZW33. Preclinical data on ZW49 and more generally on the ZymeLink ADC platform will be presented at the annual meeting of the American Association for Cancer Research to be held April 2018 in Chicago. Abstracts for these preclinical data were published on March 14, 2018.

Zymeworks, whose protein engineering expertise and resulting therapeutic platforms have resulted in a network of global biopharmaceutical partners, is keenly focused on developing its own portfolio of product candidates. Its lead compound, ZW25, is currently being assessed in an adaptive Phase 1 clinical trial and has shown promising single-agent anti-tumor activity in patients with heavily pretreated HER2 expressing cancers that have progressed after standard of care. Zymeworks continues to accelerate the development of ZW25 and is opening several new clinical sites across North America in 2018.

About ADCs

Antibody-drug conjugates are a class of anti-cancer therapies intended to precisely target tumor cells in order to avoid the significant toxicities routinely associated with cancer treatments while simultaneously improving their efficacy. An ADC is an antibody connected, or conjugated, to a small molecule drug. It has three critical components: the antibody for targeting of specific cells, the cytotoxin (or payload) being delivered to induce cancer cell death, and the linker, which connects the two components together.

About ZW49

ZW49 is a biparatopic (a bispecific antibody that can simultaneously bind two non-overlapping epitopes on a single target) anti-HER2 ADC based on the same framework as ZW25 but armed with the company’s proprietary ZymeLink™ cytotoxic (potent cancer-cell killing) payload. ZW49 may mediate its therapeutic effect through a combination of mechanisms, including: increased HER2 receptor-antibody clustering and internalization leading to toxin-mediated cytotoxicity; dual HER2 signal blockade; increased binding and removal of HER2 protein from the cell surface; and potent effector function.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Neil Klompas, Chief Financial Officer of the Company at (604) 678-1388.

Item 9:	Date of Report

March 20, 2018

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This material change report includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this material change report include statements that relate to Zymeworks’ anticipated filing of an IND application, anticipated commencement of ZW49 clinical trials and anticipated clinical results, anticipated presentation of preclinical results at the American Association for Cancer Research annual meeting, its strategies to develop ZW49, ZW49’s potential for best-in-class activity and tolerability, future development of ZW25, and other information that is not historical information. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “potential to” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions, including assumptions regarding anticipated reporting of preclinical data, ZW49’s activity compared to other molecules and the efficacy of ZW49. Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ Annual Report on Form 10-K for its fiscal year ended December 31, 2017 (a copy of which may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. Investors should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

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